Artisan Partners Distributors LLC

**Financial Statements and Supplementary
Schedules Pursuant to Rule 17a-5
of the Securities Exchange Act of 1934
December 31, 2025**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Artisan Partners Distributors LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__875 E. Wisconsin Avenue, Suite 800__

(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ryan Von Hoff	414-390-6100	ryan.vonhoff@artisanpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__PricewaterhouseCoopers LLP__

(Name – if individual, state last, first, and middle name)

One North Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Ryan Von Hoff_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Artisan Partners Distributors LLC_____, as of __12/31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Ryan Von Hoff_____

Title:
Chief Financial Officer
_____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Artisan Partners Distributors LLC
Table of Contents
December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Management of Artisan Partners Distributors LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Artisan Partners Distributors LLC (the "Company") as of December 31, 2025, and the related statements of operations, of changes in member's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Significant Transactions with Related Parties

As discussed in Note 3 and 6 to the financial statements, the Company has entered into significant transactions with Artisan Partners Holdings LP, a related party.

Supplemental Information

The accompanying Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirement Pursuant to Rule 15c3-3 as of December 31, 2025 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with



Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 20, 2026

We have served as the Company's auditor since 1998.

Artisan Partners Distributors LLC
Statement of Financial Condition
December 31, 2025

(expressed in U.S. dollars)

	At December 31, 2025
ASSETS	
Cash	$ 267,990
Prepaid expenses	340,469
Funds on deposit	38,777
Total assets	**$ 647,236**
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 70,524
Member's equity	
Paid-in capital	9,318,138
Accumulated deficit	(8,741,426)
Total member's equity	576,712
Total liabilities and member's equity	**$ 647,236**

The accompanying notes are an integral part of the financial statements.

Artisan Partners Distributors LLC
Statement of Operations
For the Year Ended December 31, 2025

(expressed in U.S. dollars)

	For the Year Ended December 31, 2025
Income	$ —
Expenses	
Registration expenses	442,353
Professional fees	70,025
Marketing and advertising expenses	131,205
Total expenses	643,583
Net loss	$ (643,583)

The accompanying notes are an integral part of the financial statements.

Artisan Partners Distributors LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

(expressed in U.S. dollars)

	For the Year Ended December 31, 2025
Paid-in-capital	
Balance at beginning of year	$ 8,764,938
Capital contributions from Artisan Partners Holdings LP	553,200
Balance at end of year	**9,318,138**
Accumulated deficit	
Balance at beginning of year	(8,097,843)
Net loss	(643,583)
Balance at end of year	**(8,741,426)**
Total Member's equity	**$ 576,712**

The accompanying notes are an integral part of the financial statements.

Artisan Partners Distributors LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

(expressed in U.S. dollars)

	For the Year Ended December 31, 2025
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (643,583)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in:	
Prepaid expenses and funds on deposit	61,841
Accounts payable and accrued expenses	28,529
Net cash used in operating activities	(553,213)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions from Artisan Partners Holdings LP	553,200
Net cash provided by financing activities	553,200
Net change in cash	(13)
Cash, beginning of period	$ 268,003
Cash, end of period	$ 267,990

The accompanying notes are an integral part of the financial statements.

Artisan Partners Distributors LLC
Notes to Financial Statements
December 31, 2025

Note 1. Nature of Operations

Artisan Partners Distributors LLC (the "Company") is a limited liability company organized in the State of Wisconsin. The Company's primary activity is to act as principal distributor of the shares of Artisan Partners Funds, Inc. ("Artisan Funds"), a family of Securities and Exchange Commission registered mutual funds. The Company may also privately place shares of Artisan Partners Global Funds Plc ("Artisan Global Funds"), a family of Ireland-domiciled funds organized pursuant to the European Union's Undertaking for Collective Investment in Transferable Securities as well as privately place unregistered funds offered and managed by affiliates of the Company. The Company's sole member is Artisan Partners Holdings LP ("Artisan Partners Holdings").

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates or assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual future results could differ from these estimates and assumptions.

Cash

Cash consists of cash on deposit with a financial institution.

Prepaid expenses and funds on deposit

Prepaid expenses primarily represent registration expenses paid to the Financial Industry Regulatory Authority ("FINRA"). Registration expenses are calculated on a per agent basis. As of December 31, 2025, all agents of the Company were employees of Artisan Partners Limited Partnership, a wholly-owned subsidiary of Artisan Partners Holdings. Funds on deposit represent deposits with FINRA for future registration and advertising filings.

Revenue recognition

The Company receives no revenue for services provided as distributor of the shares of Artisan Funds, Artisan Global Funds or unregistered funds. Artisan Funds has not adopted a Rule 12b-1 Plan and, as such, is not permitted to pay expenses related to the marketing and distribution of its shares. Rather, all expenses related to marketing and distribution are paid by Artisan Funds' adviser and/or the Company. The Company has entered into an expense arrangement with Artisan Partners Holdings. Pursuant to this arrangement, Artisan Partners Holdings, through Artisan Partners Limited Partnership, provides the Company with management and support personnel and office premises and facilities to conduct the Company's operations. In addition, as part of the expense arrangement, Artisan Partners Holdings has committed, to the extent necessary, to make capital contributions to the Company to keep the Company's net capital from falling below the Company's required minimum net capital under Exchange Act Rule 15c3-1 or as otherwise required by FINRA.

Segment Information

The Company operates as one segment in the distribution business. The Company's Chief Operating Decision Maker (the "CODM") is its President, who reviews financial information on a consolidated basis for purposes of allocating resources and assessing financial performance. Net Loss is the measure of segment profit or loss used to evaluate segment performance. We determined there are no significant segment expenses that require a separate disclosure, as the major categories of expenses regularly reviewed by the CODM to manage operations are disclosed in the statement of operations.

Note 3. Related Party Transactions

All direct expenses attributable to the Company, such as registration, licensing, professional fees and marketing fees, are accrued and recorded in the Company's financial statements. Artisan Partners Holdings provides the Company with capital contributions to pay direct expenses and maintain required net capital. Other expenses which are indirect expenses, such as rent, utilities and administrative expenses, or which are not specifically attributable to the

Company, are paid directly by Artisan Partners Holdings or its subsidiaries and recorded on the books and records of Artisan Partners Holdings or its subsidiaries, as applicable. The Company is not liable for expenses paid directly by Artisan Partners Holdings or its subsidiaries.

Note 4. Income Taxes

The Company is a limited liability company, the profits and losses of which are passed through and included in the tax return of its sole member, Artisan Partners Holdings. Accordingly, the Company's financial statements do not reflect a provision for income taxes.

Note 5. Commitments and Contingencies

In the normal course of business, the Company enters into agreements that include indemnities in favor of third parties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these agreements and expects the risk of loss to be remote. The Company maintains insurance policies that may provide coverage against certain claims under these indemnities.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the SEC, shall not exceed 15 to 1. On December 31, 2025, the Company's ratio of aggregate indebtedness to net capital was 36% and net capital was in excess of its minimum net capital requirement of $25,000. Artisan Partners Holdings has agreed to make sufficient capital contributions to the Company to keep the Company's net capital from falling below its required minimum net capital requirements.

The Company also is a member of a self-regulatory organization that requires its members to maintain net capital in excess of what is required by the member's primary regulator. The excess net capital figure is determined by the member's membership level. The Company shall monitor its excess net capital requirements in accordance with its membership level and shall obtain capital contributions from Artisan Partners Holdings, as necessary.

Note 7. Subsequent Events

The Company has evaluated subsequent events through February 20, 2026, the date these financial statements were available to be issued. Based on this evaluation, no events have occurred subsequent to December 31, 2025 that require disclosure or adjustment to the financial statements at that date or for the year then ended.

Artisan Partners Distributors LLC
Supplementary Schedules
December 31, 2025

SCHEDULE I

Computation of Net Capital Pursuant to Rule 15c3-1 [A]

Net capital

Total capital and allowable subordinated liabilities	$	576,712
Deduction of total nonallowable assets		379,246
Net capital before haircuts on securities		197,466
Haircuts on securities		—
Net capital	$	197,466

Aggregate Indebtedness

Total aggregate indebtedness liabilities	$	70,524
Total aggregate indebtedness	$	70,524

Computation of Basic Net Capital Requirements

Minimum net capital required (greater of $25,000 or 6 2/3% of total aggregate indebtedness)	$	25,000
Excess net capital	$	172,466
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$	167,466
Percentage of aggregate indebtedness to net capital		36 %

[A] No differences exist between the computation above and the computation included with the filed unaudited FOCUS Report IIA - Form X-17a-5 as of December 31, 2025.

SCHEDULE II

<u>Computation for Determination of Reserve Requirements and Information Relating to the Possession of Control Requirement Pursuant to Rule 15c3-3</u>

Computation for determination of reserve requirements and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not included in this supplemental schedule, as the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.